082-03733




10015197

29th January 2010
BJ/SH-L2/30

Bombay Stock Exchange Limited
Coporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you ~~that the Board of Directors of the Company will meet on 25th February 2010 to~~ *inter alia* consider and take on record the unaudited consolidated financial results for the quarter/nine months ended 31st December 2009.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

2/17

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801